08006365

SEC
Mail Processing
Section

DEC 24 2008

Washington, DC
105

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division	Group Corporate Office
Address	Unsoeldstrasse 2 80538 Muenchen, Germany
Contact Person	Kay Amelungse
Telephone	+49/89/20 30 07-703
Fax	+49/89/20 30 07-772
E-mail	Kay.Amelungse @HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

SUPPL

Date 22 December 2008

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Reiner Barthuber

KayAmelungse

PROCESSED
JAN 07 2009
THOMSON REUTERS

Enclosures

18 December 2008	Release of Announcement acc. to Article 26 Section 1 of the WpHG
19 December 2008	Ad hoc announcement: Hypo Real Estate Group decides upon strategic realignment and restructuring
19 December 2008	Ad hoc announcement : Hypo Real Estate Holding AG terminates the appointments and contracts with members of the Management Board

Hypo Real Estate Holding AG

Hypo Real Estate HOLDING

WKN: 802770 ISIN: DE0008027707 Land: Deutschland

Nachricht vom 18.12.2008 | 16:38

Hypo Real Estate Holding AG: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Hypo Real Estate Holding AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Security code number (WKN): 802770
ISIN: DE 000 802 770 7

Disclosure pursuant to section 26 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG)

Pursuant to section 21 (1) in connection with section 22 (1) sent. 1 no. 6 of the German Securities Trading Act (Wertpapierhandelsgesetz -WpHG), Capital Research and Management Company, Los Angeles, CA 90071, USA, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 18 December 2008 of the following:

'On 15 December 2008, the stake of Capital Research and Management Company in the voting rights in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, fell below the threshold of 5 %. On that date, Capital Research and Management Company held 4.997 % in relation to all voting rights in Hypo Real Estate Holding AG (voting rights arising from 10,548,782 ordinary shares (Stammaktien)). Hypo Real Estate Holding AG has issued ordinary shares only.

4.997% of all voting rights in Hypo Real Estate Holding AG (voting rights arising from 10,548,782 ordinary shares) were attributed to Capital Research and Management Company pursuant to section 22 (1) sent. 1 no. 6 WpHG.'

Hypo Real Estate Holding AG
Management Board

18.12.2008 Financial News transmitted by DGAP

Language: English
Issuer: Hypo Real Estate Holding AG
Unsöldstraße 2
80538 München
Deutschland
Internet: www.hyporealestate.com

End of News DGAP News-Service

Hypo Real Estate Holding AG

Hypo Real Estate
HOLDING

WKN: 802770 **ISIN:** DE0008027707 **Land:** Deutschland

Nachricht vom 20.12.2008 | 00:06

Hypo Real Estate Holding AG:Hypo Real Estate Group decides upon strategic realignment and restructuring; Q4 results expected to be burdened further

Hypo Real Estate Holding AG / Strategic Company Decision/Quarter Results

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Munich, 19 December 2008 - Hypo Real Estate Holding AG: Hypo Real Estate Group decides upon strategic realignment and restructuring

- Sustainably aligning the business model to changed market conditions
- Group to reposition itself as a specialist for Real Estate Finance and Public Sector Finance, in Germany and Europe, funded through Pfandbrief issuance
- Reducing the Group's cost base, streamlining its structure
- Q4 results expected to be burdened further

The Management Board and Supervisory Board of Hypo Real Estate Group have decided upon the strategic realignment and restructuring of the Group. The company will adapt its business model to the profound changes in the capital markets environment, and to the growing challenges in the real estate business. This restructuring is also a prerequisite for the support measures already provided by the Federal Republic of Germany, and for further support to be extended by the German Financial Markets Stabilisation Fund (SoFFin), which is required for the company's continued existence.

The objective of the strategic realignment is to reposition Hypo Real Estate Group as a leading specialist for real estate and public-sector finance in Germany and Europe, with a funding strategy focused on Pfandbrief issuance. The structural cost base will be reduced, and the

balance sheet structure and risk profile enhanced. The Group plans to further simplify its structure. The corresponding measures will be implemented over the next three years.

Discussions with SoFFin regarding extensive support measures are continuing.

Business model and re-positioning
In the Commercial Real Estate Finance business segment, the Group will be positioned as a business partner to real estate investors in Germany, key European markets, and the US. New business in this segment will be generated from the Group's offices in Munich, London, New York, and Paris.

In the Public Sector Finance business, the Group will henceforth concentrate on the selective origination of primary business in Europe eligible for inclusion as cover assets for Pfandbriefe, and on managing the existing portfolio. The segment's office locations will be centralised to reflect this adjusted focus.

No new business is planned in infrastructure finance. Capital markets and trading activities that are no longer in line with the business model will be discontinued. A sale of non strategic-activities is being considered. The Group will continue its client-related derivatives business.

Cost base and Group structure
The changes to the business model will be accompanied by reductions in annual costs of approx. EUR 200 million by 2011, and approx. EUR 250 million by 2013.
The number of employees will be reduced over the next three years, from its current level of close to 1,800 to around 1,000. Two-thirds of affected positions will be located outside Germany. An additional 200 redundancies will occur until 2013, once the planned IT investment programme has been completed.

Following the merger of Hypo Real Estate Bank International AG into Hypo Real Estate Bank AG, it is intended to merge DEPFA Deutsche Pfandbriefbank AG into Hypo Real Estate Bank AG as a next step.

Additional burdens on Q4 results
The realignment and restructuring of Hypo Real Estate Group will involve total non-recurring expenditure of approx. EUR 400 million, including approx. EUR 160 million attributable to IT investments. Around two-thirds of the aggregate EUR 400 million non-recurring expenditure is expected to be recognised in the Q4/2008 financial statements.
Business conditions on the international credit and real estate markets have deteriorated further in the course of the current quarter.
Accordingly, Hypo Real Estate Group expects significant additional burdens

to Q4 results, from net trading income and allowance for credit losses related to real estate finance and structured credit exposures. At least for the Group and Hypo Real Estate Bank AG a negative annual result is expected.

Contact:
Reiner Barthuber +49-89-203007-201

20.12.2008 Financial News transmitted by DGAP

Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Phone:	+49 (0)89 203 007-780
Fax:	+49 (0)89 203 007-772
E-mail:	ir@hyporealestate.com
Internet:	www.hyporealestate.com
ISIN:	DE0008027707
WKN:	802770
Indices:	DAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

End of News DGAP News-Service

Hypo Real Estate
HOLDING

WKN: 802770 **ISIN:** DE0008027707 **Land:** Deutschland

Nachricht vom 20.12.2008 | 01:01

Hypo Real Estate Holding AG:Hypo Real Estate Holding AG terminates the appointments and contracts with members of the Management Board

Hypo Real Estate Holding AG / Change of Personnel

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Munich, 20 December 2008 - Hypo Real Estate Holding AG: The Supervisory Board has resolved to terminate the contracts of former members of the Management Board Georg Funke and Bo Heide-Ottosen, and to terminate the appointments and contracts of Management Board members Dr Markus Fell and Frank Lamby, with immediate effect.

Contact:
Reiner Barthuber +49-89-203007-201

20.12.2008 Financial News transmitted by DGAP

Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Phone:	+49 (0)89 203 007-780
Fax:	+49 (0)89 203 007-772
E-mail:	ir@hyporealestate.com
Internet:	www.hyporealestate.com
ISIN:	DE0008027707
WKN:	802770
Indices:	DAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

End of News DGAP News-Service

END